

February 12, 2013

<u>Via E-mail</u>
Mr. Robert A. Robison
Chief Financial Officer
Pretium Packaging, LLC
15450 South Outer Forty Drive
Chesterfield, MO 63017

       Re: **Pretium Packaging, LLC**
                Form 10-K for Fiscal Year Ended September 30, 2012
                Filed December 3, 2012
                File No. 333-176592

Dear Mr. Robison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2012</u>

<u>Selected Factors Affecting our Results, page 15</u>

1.   We note in various locations throughout your document, that you pass 100% of resin cost adjustments to customers in the form of price adjustments on future quantities sold. In future filings, please quantify and discuss the amounts of such adjustments presented in your revenues for each period presented. It may be helpful to investors to present and discuss your sales results with and without the effects of resin cost adjustments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief